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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                          May                     2006
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Commission File Number                 001-32748
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                            CORRIENTE RESOURCES INC.
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                 (Translation of registrant's name into English)

    520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
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                    (Address of principal executive offices)



 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F                     Form 40-F          X
                       ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                              No          X
                  ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________


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DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
        1. News release, dated May 30, 2006, relating to senior management joining the Ecuador operations team.
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                                                                    DOCUMENT 1




[GRAPHIC OMITTED]


                                 "NEWS RELEASE"
For Immediate Release                                            May 30, 2006
TSX: CTQ, AMEX: ETQ

                 SENIOR MANAGEMENT JOIN ECUADOR OPERATIONS TEAM

                         FOR MIRADOR COPPER-GOLD PROJECT

Corriente is pleased to announce that it has added two new senior management staff to its Ecuador operating group, focused on the development and operations of the company's Mirador copper-gold project.

Joining as General Manager in charge of the entire Mirador project is John Malysa, who most recently was in Venezuela with Evan Energy and Carbones de la Guajira. John has over 25 years of experience in project development, construction and mine operations, including extensive Latin assignments. He has a B.S. from Penn State and an MBA from the University of Colorado. John has a special interest in community engagement and said the following "The pipeline of copper projects controlled by Corriente provides a unique opportunity to grow substantial assets over the next ten years for the benefit of both Corriente shareholders and the local communities. I am excited about leading the process of building value in such a promising environment."

In addition, Warren McLean joins the Ecuador operating group as Vice-President, Finance and Administration. Most recently with AEC Ecuador (recently sold by Encana to Andes Petroleum) as Commercial Manager for the Ecuador Region, Warren has 30 years experience in finance, taxation, financial reporting, IT and procurement. Warren is a Chartered Accountant and Certified Fraud Examiner, and has worked the last six years in Ecuador. Warren commented "After my positive experiences in Ecuador over the last six years, I was looking for an opportunity to continue living and working in the country with a resource development group that respects the community and operates in a transparent manner. I feel strongly that Corriente shares these same values."

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos, as well as the newly discovered Mirador Norte prospect. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

 "Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

 For further information please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com .


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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CORRIENTE RESOURCES INC.
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                                                     (Registrant)

Date:  May 31, 2006                    By: /S/ DARRYL F. JONES
       -------------------------           ----------------------------------
                                           Name: Darryl F. Jones
                                           Title:   Chief Financial Officer